Exhibit (a)(1)(C)

YOU ONLY HAVE X DAYS LEFT TO PARTICIPATE!

FORM EMAIL REMINDER

To:	[ ]

From:	[ ]

Date:	[ ], 2008

Subject:	REMINDER: TENDER OFFER ACTION REQUIRED

This is an important reminder regarding your Section 409A tax liability. As outlined in the email from options_exchange_offer@jabil.com dated May 12, 2008, and in the documents referred to in that email, you have unexercised stock options and stock appreciation rights that will likely be subject to a 20% federal surtax under the recent changes to Section 409A of the Internal Revenue Code. The affected awards are those you received under either Jabil’s 1992 Stock Option Plan or its 2002 Stock Incentive Plan. The awards that may be subject to this tax are those awards with an exercise price per share that is less than the fair market value of Jabil common stock on the awards’ actual grant date and that were unvested as of December 31, 2004.

Jabil has established a solution called a tender offer, or offer, that should eliminate your Section 409A tax liability if you choose to accept it. Your participation in the offer is voluntary.

If you wish to participate in the offer, you need to either:

1.	Access the Election Form via the email from options_exchange_offer@jabil.com dated May 12, 2008. After you have read the Election Form terms and conditions, select the “ACCEPT” button located in the email to submit the Election Form electronically; or

2.	Alternatively, print the entire Election Form contained in the email from options_exchange_offer@jabil.com dated May 12, 2008. After you have read the Election Form terms and conditions, complete the Election Form by marking the “ACCEPT” box, signing and dating the Election Form. Submit the Election Form via fax to us at (727) 231-3051.

Please Note

If you are unable to either print or electronically submit your Election Form, or if you wish to obtain paper versions of the offer documents, please e-mail options_exchange_offer@jabil.com and we will send you paper versions of the documents at no cost to you.

If you accept the terms of the offer as explained in the “Offer to Amend or Replace Certain Outstanding Options and Stock Appreciation Rights,” the affected awards may be amended or replaced to change the exercise price or grant date and you should avoid the 20% federal surtax. *

If you do not accept the terms of the offer, it is likely you will be responsible for the 409A surtax on your affected awards and Jabil will not reimburse you for this surtax. *

The offer is only open to current Jabil employees who elect to accept it by 5:30 p.m., Eastern Daylight Time, on June 10, 2008. *

*	See the “Offer to Amend or Replace Certain Outstanding Options and Stock Appreciation Rights” for the complete terms and conditions of the offer.

Please note that if you accept the offer you should wait until after the offer period expires on June 10, 2008, and the amended or replaced awards exercise prices are in the awards administration system before exercising your amended or replaced awards.

Please direct any questions regarding this notice to options_exchange_offer@jabil.com.